Exhibit 99.2

Execution Version

NEITHER THIS SECURITY NOR THE SECURITIES ISSUABLE UPON CONVERSION OF THIS SECURITY HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY AND THE SECURITIES ISSUABLE UPON CONVERSION OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT.

SENIOR CONVERTIBLE NOTE

Issuance Date: December 22, 2025	Principal: U.S. $96,161,421.33

FOR VALUE RECEIVED, the undersigned Trinity Biotech, Inc., a Delaware corporation (“U.S. Holdings”), Clark Laboratories, Inc. (d/b/a Trinity Biotech (USA)), a New York corporation (“U.S. Clark”), MarDx Diagnostics, Inc., a California corporation (“U.S. Mardx”), Biopool U.S., Inc., a Delaware corporation (d/b/a Trinity Biotech Distribution) (“U.S. Biopool”), Primus Corporation, a Missouri corporation (“U.S. Primus”), IMMCO Diagnostics, Inc., a Delaware corporation (“U.S. Immco”), TRIB Biosensors Inc., a Delaware corporation (“U.S. TRIB” and together with U.S. Holdings, U.S. Clark, U.S. Mardx, U.S. Biopool, U.S. Primus and U.S. Immco, each a “Borrower” and collectively, the “Borrowers”), hereby, promise to pay to Perceptive Credit Holdings III, LP, or its registered assigns (the “Holder”), in immediately available funds, the aggregate principal sum set forth above, or, if less, the aggregate unpaid principal amount of the term loan made by the Holder (the “Term Loan”) pursuant to Section 2.01 of the Sixth Amended and Restated Credit Agreement and Guaranty, dated as of August 7, 2025 (as amended by the First Amendment, dated as of October 16, 2025, and the Second Amendment (as defined below), and as the same may be further amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), as amended by the Second Amendment to Credit Agreement, dated as of December 22, 2025 (the “Second Amendment”), among the Borrowers, certain guarantors from time to time party thereto, the lenders from time to time party thereto and Perceptive Credit Holdings III, L.P., as administrative agent for the lenders (in such capacity, together with its successors and assigns, the “Administrative Agent”), on the date or dates specified in the Credit Agreement, together with interest on the principal amount of the Term Loan from time to time outstanding thereunder at the rates, and payable in the manner and on the dates, specified in the Credit Agreement. Each Borrower hereby promises to pay accrued and unpaid Interest (as defined below) and premium, if any, on the Principal on the dates, at the rates and in the manner provided for in the Credit Agreement.  Pursuant to Section 2(c)(vi), the principal amount of this Note may be less than the amount indicated above.

This Senior Convertible Note (including all Senior Convertible Notes issued in exchange, transfer or replacement hereof, and as any of the foregoing may be amended, restated, supplemented or otherwise modified from time to time, this “Note”) is one of the Senior Convertible Notes issued pursuant to the Credit Agreement (collectively, including all Senior Convertible Notes issued in exchange, transfer or replacement thereof, and as any of the foregoing may be amended, restated, supplemented or otherwise modified from time to time, the “Notes”).  All capitalized terms used and not otherwise defined herein shall have the respective meanings set forth in the Credit Agreement.

This Note evidences a Term Loan issued under the Credit Agreement.  Accordingly, any payment of the Principal of this Note (it being agreed that the settlement of the Borrowers’ obligations by delivery of Conversion ADSs (as defined below) upon conversion of any Principal of this Note shall be deemed to constitute payment of such Principal) or any payment of Interest hereon constitutes a payment of the principal amount of such Term Loan or interest thereon, as the case may be. Trinity Biotech PLC, a public limited company organized and existing under the laws of Ireland (the “Company”), being an Obligor under the Credit Agreement, hereby agrees to be bound by the provisions of this Note.

Except as expressly set forth herein or in the Credit Agreement, the Borrowers have no right, but under certain circumstances may have an obligation, to make payments of Principal prior to the due date for such payments set forth in the Credit Agreement.  Upon the occurrence of an Event of Default, the principal amount of this Note, together with all accrued and unpaid interest and any other Obligations, may be declared, or shall otherwise become, immediately due and payable in the manner, and with the effect, provided in the Credit Agreement.

1.          Definitions.

(a)          Certain Defined Terms.  For purposes of this Note, the following terms shall have the following meanings:

(i)          “Attribution Parties” means the Holder’s Affiliates and any other Persons (i) whose beneficial ownership of ADSs or Ordinary Shares would be aggregated with the Holder’s for purposes of Section 13(d) of the Exchange Act (including ADSs and Ordinary Shares beneficially owned by any “group” of which the Holder is a member), or (ii) with which the Holder may be “acting in concert” (within the meaning of the Irish Companies Act 2014 (the “Companies Act”), the Irish Takeover Rules (the “Takeover Rules”) and the Irish Substantial Acquisition Rules (the “SARs” and, together with the Companies Act and the Takeover Rules, the “Irish Regulatory Provisions”)).

(ii)          “Bloomberg” means Bloomberg Financial Markets or an equivalent, reliable reporting service designated by the Company and subject to the consent of the Required Note Holders (such consent not to be unreasonably withheld, conditioned or delayed).

(iii)          “Capital Stock” means, for any entity, any and all capital stock, shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) shares of stock issued by that entity, but for the avoidance of doubt, excluding any debt securities convertible into such stock.

(iv)          “Closing Price” means, for any security as of any Trading Day, the closing (last sale) price per share for such security on its Principal Market on such Trading Day (at the end of regular trading hours on such Principal Market), as reported by Bloomberg, or if no closing price per share is reported for such security by Bloomberg, the average of the last bid and last ask price (or if more than one in either case, the average of the average last bid and average last ask prices) per share for such security on such Trading Day as reported in the composite transactions for the principal U.S. national or regional securities exchange on which the security is traded.  If such security is not listed for trading on a U.S. national or regional securities exchange on the relevant Trading Day, then the Closing Price for such security will be the average of the mid-point of the last bid and last ask prices per share for such security in the over-the-counter market on the relevant Trading Day as reported by OTC Markets Group or similar organization.  If the Closing Price cannot be calculated for a security on such date on any of the foregoing bases, the Closing Price of such security on such date shall be the Fair Market Value per share of such security as mutually determined in good faith by the Board of Directors of the Company and the Required Note Holders.

(v)          “Conversion Amount” means the amount of Principal to be converted with respect to which this determination is being made.

(vi)         “Conversion Price” means, as of any Conversion Date or other date of determination, the greater of (x) 97% of the Volume Weighted Average Price per ADS on the Pricing Date and (y) $1.03, subject, unless otherwise agreed by the Holder and the Company, to appropriate adjustment to reflect any share split, share dividend, share consolidation, change in par value or any similar event or transaction in respect of the Ordinary Shares that results in a change in the number of Ordinary Shares represented by each ADS or results in the issuance of additional ADSs or a requirement to surrender outstanding ADSs to be exchanged for new ADSs in respect of a different number of Ordinary Shares (the “Floor Price”).

(vii)          “Conversion Rights Agreement” has the meaning set forth in the Registration Rights Agreement.

(viii)         “Convertible Securities” means any debt, equity or other securities that are, directly or indirectly, convertible into or exchangeable for Ordinary Shares or ADSs.

(ix)           “Deposit Agreement” means that certain Deposit Agreement dated as of October 21, 1992, among the Company, the Depositary and the owners and holders of American Depositary Receipts (“ADRs”) issued thereunder evidencing ADSs (as the same may be amended, restated, supplemented or otherwise modified from time to time).

(x)          “Depositary” means The Bank of New York Mellon, a New York banking corporation, as depositary for the ADSs, and any successor as depositary under the Deposit Agreement.

(xi)          “Dollars” or “$” means United States Dollars.

(xii)         “Eligible Market” means the New York Stock Exchange, Inc., the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market or the Nasdaq Global Select Market (or, in each case, any successor thereto).

(xiii)        “Fair Market Value” means (i) with respect to any security that is listed, quoted or traded on an Eligible Market, as of any date of determination, the Closing Price of such security on such date, and (ii) with respect to any other security or asset, the fair market value as mutually determined in good faith by the Board of Directors of the Company and Required Note Holders, subject to the dispute resolution provisions set forth in Section 2(c)(iii).

(xiv)         “Interest” means any interest (including any default interest) accrued on the Principal pursuant to the terms of this Note and the Credit Agreement.

(xv)          “Issuance Date” means December 22, 2025, regardless of any exchange or replacement hereof.

(xvi)          “Options” means any warrants or other rights or options to subscribe for or purchase Ordinary Shares or Convertible Securities.

(xvii)       “Ordinary Shares” means the “A” ordinary shares of the Company, par value USD $0.0001 per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

(xviii)      “Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest enterprise value as of the date of consummation of an Organic Change.

(xix)        “Pricing Date” means (a) with respect to any Conversion Notice delivered prior to 4:00 p.m. (New York City time) on a Trading Day (or such earlier time as regular trading on the Principal Market shall have ceased for such Trading Day) or at any time on a day that is not a Trading Day, the Trading Day immediately preceding the date such Conversion Notice is delivered to the Company and (b) with respect to any Conversion Notice delivered at or after 4:00 p.m. (New York City time) on a Trading Day (or such earlier time as regular trading on the Principal Market shall have ceased for such Trading Day) the day on which such Conversion Notice is delivered to the Company.

(xx)         “Principal” means the outstanding principal amount of this Note as of any date of determination.  For the avoidance of doubt, Principal shall include PIK Interest (as defined in the Credit Agreement) and any other Obligations added to the Principal on or after the date hereof.

(xxi)         “Principal Market” means, with respect to the ADSs, the principal Eligible Market on which the ADSs are listed, and with respect to any other security, the principal securities exchange or trading market for such security.

(xxii)       “Registration Rights Agreement” means that certain Registration Rights Agreement, dated as of December 22, 2025, among the Company, the Holder and the other Investors (as defined therein) from time to time party thereto.

(xxiii)       “Required Note Holders” means, as of any date of determination, Holders of Notes having an aggregate principal amount of more than 50% of the outstanding principal amount of all Notes as of such date.

(xxiv)        “Rule 144” means Rule 144 under the Securities Act or any successor rule.

(xxv)         “Securities Act” means the Securities Act of 1933, as amended, or any similar successor statute, and the rules and regulations thereunder.

(xxvi)       “Share Equivalents” means any securities of the Company or its wholly owned subsidiaries which would entitle the holder thereof to acquire at any time Ordinary Shares or ADSs, including any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Ordinary Shares or ADSs.

(xxvii)      “Standard Settlement Period” means the standard settlement period for equity trades effected by U.S. broker-dealers, as in effect on the date the applicable Conversion Notice (as defined below) is received or deemed received by the Company.

(xxviii)     “Successor Entity” means any Person purchasing the Company’s assets sold in an Organic Change or a majority of the Company’s Capital Stock in an Organic Change, or any successor entity resulting from a Non-Surviving Organic Change, or if the Note is to be convertible for shares of Capital Stock of any such Person’s Parent Entity, its Parent Entity.

(xxix)        “Trading Day” means, in respect of any security, any day on which trading of such security occurs on its Principal Market.

(xxx)        “Transfer Agent” means Computershare Investor Services (Ireland) Limited, the current transfer agent of the Company, and any successor transfer agent of the Company.

(xxxi)       “Volume Weighted Average Price” means, as of any Trading Day, (A) the volume weighted average sale price of one ADS on the Principal Market, as reported by Bloomberg, or (B) if no volume weighted average sale price is reported for the ADSs, then the Closing Price on such Trading Day, or, if no Closing Price is reported for the ADSs by Bloomberg, the average of the last bid and last ask price (or if more than one in either case, the average of the average last bid and average last ask prices) of the ADSs on such Trading Day as reported in the composite transactions for the principal U.S. national or regional securities exchange on which the ADSs are traded.  If the ADSs are not listed for trading on a U.S. national or regional securities exchange on the relevant Trading Day, then the Volume Weighted Average Price will be the average of the mid-point of the last bid and last ask prices of the ADSs in the over-the-counter market on the relevant Trading Day as reported by OTC Markets Group or similar organization.  If the Volume Weighted Average Price cannot be calculated for the ADSs on such date in the manner provided above, the Volume Weighted Average Price shall be the Fair Market Value of one ADS as mutually determined in good faith by the Board of Directors of the Company and the Holder, provided that if the Company and the Holder cannot agree on the Fair Market Value of one ADS, such value shall be determined by an independent appraiser selected in good faith by the Holder and reasonably acceptable to the Company, the reasonable, actual and documented fees and reasonable, actual and documented out-of-pocket expenses of which shall be paid by the Company.  The Volume Weighted Average Price shall be determined without regard to after-hours trading or any other trading outside of the regular trading hours.

2.          Conversion Rights.  Up to $60,000,000 aggregate principal amount of this Note (the “Conversion Cap”) may be converted into ADSs, on the terms and conditions set forth in this Section 2.

(a)          Conversion at Option of the Holder.  On or after the date hereof, subject to the Conversion Cap, the Holder shall be entitled to convert the Principal or any portion thereof into American Depositary Shares (“ADSs”) of the Company, each of which in turn represents 20 Ordinary Shares of the Company, subject to adjustment in accordance with the Deposit Agreement (the “Conversion ADSs”). No fractional ADSs shall be issued upon a conversion.  If the issuance would result in the issuance of fractional ADSs, then the Company shall round up to the next whole ADS.  For the purposes of this Note, references to the issuance of ADSs shall be deemed to include the issuance of the Ordinary Shares underlying such ADSs.

(b)          Conversion Rate.  Subject to Sections 2(c), 2(f) and 3, the number of Conversion ADSs issuable upon a conversion of any portion of this Note pursuant to this Section 2, shall be determined according to the following formula (the “Conversion Rate”):

Conversion Amount
Conversion Price

(c)          Mechanics of Conversion.  The conversion of this Note shall be conducted in the following manner:

(i)          Holder’s Delivery Requirements.  To convert a Conversion Amount into Conversion ADSs on any Trading Day (the “Conversion Date”), the Holder shall (A) transmit by email (or otherwise deliver), for receipt on or prior to 4:30 p.m. New York City time on such date, a copy of a written conversion notice in the form attached hereto as Exhibit A (the “Conversion Notice”) to the offices of the Company at IDA Business Park, Bray, Co. Wicklow, Ireland A98 H5C8, Attention: John Gillard, CEO, Lennotice@trinitybiotech.com, or such other address or email address as the Company may designate in writing, and (B) if required by Section 2(c)(vi), surrender to a common carrier for delivery to the Company, no later than three (3) Business Days after the Conversion Date, the original Note being converted (or an indemnification undertaking in customary form with respect to this Note in the case of its loss, theft or destruction).  No ink-original Conversion Notice shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Conversion Notice form be required. The Conversion Date relating to any Conversion Notice delivered on a date that is not a Trading Day or after 4:30 pm on a Trading Day shall be the following Trading Day.

(ii)          Company’s Response.  Upon delivery or deemed delivery to the Company of a Conversion Notice, the Company (I) shall promptly send, via electronic mail, a confirmation of receipt of such Conversion Notice to the Holder, the Transfer Agent and the Depositary, together with such confirmations and instructions as the Depositary and the Transfer Agent may require to process such Conversion Notice in accordance with the terms herein, and (II) on or before the earlier of the first (1st) Trading Day following such Conversion Date and the expiration of the Standard Settlement Period following such Conversion Date, or in the case of clause (B), on or before the third (3rd) Trading Day, following such delivery or deemed delivery (as applicable the “ADS Delivery Date”), (A) provided that the Holder or its designee is eligible to receive such Conversion ADSs through The Depository Trust Company (“DTC”) (which shall include any time at which any of the Unrestricted Conditions (as defined below) is satisfied), cause the Depositary to credit such aggregate number of Conversion ADSs to which the Holder shall be entitled to the Holder’s or its designee’s balance account with DTC, or (B) if the foregoing shall not apply, cause the Depositary to register that number of Conversion ADSs in uncertificated form in the name of the Holder and to email a confirmation of that registration to the email address of the Holder specified in the Conversion Notice, subject to Section 2(c)(vi). To the extent required by the Deposit Agreement, delivery of a Conversion Notice to the Transfer Agent as aforesaid shall constitute an instruction to the Transfer Agent to issue and deliver to the Depositary (and the Company shall cause the Transfer Agent to issue and deliver to the Depositary), on or prior to the ADS Delivery Date, the number of Ordinary Shares underlying the Conversion ADSs issuable pursuant to such Conversion Notice. The Conversion ADSs will be free-trading, and freely transferable, and will not contain a legend (or be subject to stop transfer or similar instructions) restricting the resale or transferability thereof if any of the Unrestricted Conditions is met.

(iii)          Dispute Resolution.  The Company may dispute the Holder’s determination of the Conversion Price or the arithmetic calculation of the Conversion Rate in good faith in accordance with this Section 2(c)(iii). In the case of a dispute as to the determination of the Conversion Price or the arithmetic calculation of the Conversion Rate, the Company shall issue, or instruct the Transfer Agent and Depositary to issue, as applicable, to the Holder (x) the number of Conversion ADSs (and underlying Ordinary Shares) that is not disputed, or (y) if the value of the Conversion ADSs that is disputed is less than the amount of the Obligations then outstanding (based on an assumed value per ADS equal to the Conversion Price alleged by the Company to be applicable to the conversion to which such dispute relates), the number of Conversion ADSs (and underlying Ordinary Shares) set forth in the disputed Conversion Notice, and shall transmit an explanation of the disputed determinations or arithmetic calculations to the Holder via email within two (2) Business Days of receipt or deemed receipt of the Holder’s Conversion Notice or other date of determination.  If the Holder and the Company are unable to agree upon the determination of the Conversion Price or arithmetic calculation of the Conversion Rate within one (1) Business Day of such disputed determination or arithmetic calculation being transmitted to the Holder, then the Company shall promptly (and in any event within two (2) Business Days) submit via email (A) the disputed determination of the Conversion Price to an independent, reputable investment banking firm selected by the Company and subject to the approval of the Required Note Holders (such consent not to be unreasonably withheld, conditioned or delayed), or (B) the disputed arithmetic calculation of the Conversion Rate to an independent registered public accounting firm selected by the Company and, if not the Company’s auditors, subject to the approval of the Required Note Holders, as the case may be.  The Company shall direct the investment bank or the accounting firm, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than two (2) Business Days from the time it receives the disputed determinations or calculations. Such investment bank’s or accounting firm’s determination or calculation, as the case may be, shall be binding upon all parties absent manifest error. In the case of a dispute that is subject to clause (y) of this paragraph and is resolved in a manner that reflects a Conversion Price that is higher than the Conversion Price reflected in the disputed Conversion Notice (or a Conversion Rate that is less than the Conversion Rate reflected in the disputed Conversion Notice), the amount of the Obligations deemed satisfied by the Conversion contemplated by such Conversion Notice shall be appropriately adjusted to reflect a Conversion Amount equal to the number of Conversion ADSs actually issued pursuant to such Conversion Notice, multiplied by the Conversion Price determined in accordance with this paragraph in respect of such Conversion Notice. Neither the Holder nor the Company shall have the right to dispute any determination pursuant to the provisions of this Section 2(c)(iii) unless such party notifies the other party of such dispute in writing no later than two (2) Business Days after the other party notifies the Holder or the Company, as applicable, in writing of such determination.

(iv)          Time of Ownership. Subject to Section 2(f), upon delivery of a Conversion Notice, the Company shall be unconditionally obligated to deliver the Conversion ADSs issuable upon the conversion contemplated thereby to the Person or Persons entitled to receive Conversion ADSs, and except as provided in Section 2(c)(v) such Person shall be unconditionally obligated to accept such Conversion ADSs.

(v)          Company’s Failure to Timely Convert.

(A)          Cash Damages.  If by the ADS Delivery Date, Conversion ADSs have not been delivered to the Holder for, or, if as required by Section 2(c)(ii) the Depositary shall fail to credit the Holder’s or its designee’s balance account with DTC with, the applicable number of Conversion ADSs (in each case, free of any restrictive legend, provided, that any Unrestricted Condition is satisfied), then, in addition to all other available remedies that the Holder may pursue hereunder and under the Credit Agreement, the Company shall pay additional damages to the Holder, in cash, for each 30 day period  (a “Delay Period”) after the ADS Delivery Date such conversion is not timely effected in an amount equal to (prorated for any partial Delay Period) two percent (2.0%) of the product of (I) the number of Conversion ADSs not issued and delivered to the Holder (in each case, free of any restrictive legend, provided, that any Unrestricted Condition is satisfied) or its designee on or prior to the ADS Delivery Date and to which the Holder is entitled and (II) the Volume Weighted Average Price of the ADSs on the ADS Delivery Date. Alternatively, in lieu of the foregoing additional damages, subject to Section 2(c)(iii), at the written election of the Holder made in the Holder’s sole discretion, if, on or after the applicable Conversion Date, the Holder purchases (in an open market transaction or otherwise) the ADSs to deliver in satisfaction of a sale by the Holder of Conversion ADSs that such Holder anticipated receiving (such purchased ADSs, “Buy-In ADSs”), the Company shall (I) be obligated to promptly pay to the Holder (in addition to all other available remedies that the Holder may otherwise have), 110% of the amount by which (A) the Holder’s total purchase price (including brokerage commissions, if any) for such Buy-In ADSs exceeds (B) the net proceeds received by the Holder from the sale of a number of ADSs equal to the number of Conversion ADSs such Holder was entitled to receive but had not received on the ADS Delivery Date and (II) at the option of the Holder, by notice to the Company made via email prior to receipt by the Holder of the Conversion ADSs, either reinstate the portion of this Note and equivalent number of Conversion ADSs for which such conversion was not honored or deliver to the Holder the number of Conversion ADSs that would have been issued had the Company timely complied with its conversion and delivery obligations hereunder. Notwithstanding the foregoing, if the failure to timely deliver Conversion ADSs resulted from a failure by the Holder or its prime broker to deliver a certification in the form attached hereto as Exhibit B (a “Broker Certification”) to the Company (the failure to deliver such certificate to the Company, a “Certification Failure”), the Delay Period applicable thereto shall not be deemed to have commenced until such Certification Failure shall have been cured.  If the Company fails to pay the additional damages set forth in this Section 2(c)(v)(A) within five (5) Business Days of the date incurred, then the Holder entitled to such payments shall have the right at any time, so long as the Company continues to fail to make such payments, to require the Company, upon written notice, to immediately issue, in lieu of such cash damages, the number of ADSs equal to the quotient of (X) the aggregate amount of the damages payments described herein divided by (Y) the Conversion Price applicable to the conversion to which the additional damages relate.  Nothing herein shall limit the Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver Conversion ADSs upon conversion of this Note as required pursuant to the terms hereof.

(B)          Void Conversion Notice.  If for any reason the Holder has not received all of the Conversion ADSs, prior to the tenth (10th) Business Day after the ADS Delivery Date with respect to a conversion of this Note (a “Conversion Failure”), then the Holder, upon written notice to the Company by facsimile or electronic mail (a “Void Conversion Notice”), may void its Conversion Notice with respect to, and retain or have returned, as the case may be, any portion of this Note that has not been converted pursuant to the Holder’s Conversion Notice; provided, that the voiding of the Holder’s Conversion Notice shall not affect the Company’s obligations to make any payments that have accrued prior to the date of such Void Conversion Notice pursuant to Section 2(c)(v)(A).

(C)          Event of Default.  A Conversion Failure shall constitute an Event of Default under the Credit Agreement and entitle the Lenders to all payments and remedies provided under the Credit Agreement upon the occurrence of an Event of Default.

(vi)          Book-Entry.  Notwithstanding anything to the contrary set forth herein, upon conversion or redemption of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company unless all of the Principal is being converted.  The Holder and the Company shall maintain records showing the Principal converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon any such partial conversion.  Notwithstanding the foregoing, if this Note is converted as aforesaid, the Holder may not transfer this Note unless the Holder first physically surrenders this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note of like tenor, registered as the Holder may request, representing in the aggregate the remaining Principal represented by this Note.  The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of this paragraph, following conversion of any portion of this Note, the Principal of this Note may be less than the principal amount stated on the face hereof.

(d)          Legends.

(i)          Restrictive Legend.  The Holder understands that, except as otherwise specified pursuant to Section 2(d)(ii), the Conversion ADSs  may be subject to a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such securities):

“THE ORDINARY SHARES REPRESENTED BY THE AMERICAN DEPOSITARY SHARES TO WHICH THIS CONFIRMATION RELATES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, NEITHER THOSE ORDINARY SHARES NOR AMERICAN DEPOSITARY SHARES MAY BE OFFERED OR SOLD IN THE UNITED STATES EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT FOR THE ORDINARY SHARES UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THE ORDINARY SHARES REPRESENTED BY THE AMERICAN DEPOSITARY SHARES TO WHICH THIS CONFIRMATION RELATES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT.”

(ii)          Removal of Restrictive Legend.  Neither this Note, the Conversion ADSs nor any ADRs representing the Conversion ADSs shall contain or be subject to (and the Holder shall be entitled to removal of) any legend (or stop transfer or similar instruction) restricting the transfer thereof (including the legend set forth above in subsection 2(d)(i)): (A) following the Effective Date (as defined in the Registration Rights Agreement) for so long as any registration statement (including a Registration Statement, as defined in the Registration Rights Agreement) covering the sale or resale of such security is effective under the Securities Act); provided that the Holder has caused its broker to deliver to the Company, before 9:00 a.m. (New York City time) on the ADS Delivery Date for the applicable Conversation ADSs, a Broker Certification in respect of such Conversion ADSs, or (B) if the Holder provides customary certifications to the effect that it has sold or is selling such Conversion ADSs in accordance with Rule 144, or  (C) if such Conversion ADSs are eligible for sale under Rule 144(b)(1) as set forth in customary non-affiliate certifications provided by the Holder, or (D) if at any time on or after the date hereof the Holder certifies that it is not an Affiliate of the Company, and has not been an Affiliate for the preceding three months (which certification may be provided in the format contemplated by the form of Conversion Notice attached hereto), and that the Holder’s holding period for purposes of Rule 144 and subsection (d)(3)(ii) thereof is at least 12 months, or (E) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the SEC) as determined in good faith by counsel to the Company or set forth in a legal opinion delivered by Katten Muchin Rosenman LLP or other nationally recognized counsel to the Holder that is reasonably satisfactory to the Company and the Depositary (collectively, the “Unrestricted Conditions”).  Notwithstanding anything to the contrary contained herein, the Holder shall be deemed to have certified that it is not an Affiliate of the Company (and has not been an Affiliate of the Company during the immediately preceding three months) upon each delivery of a Conversion Notice, unless the Holder otherwise advises the Company in writing. The Company shall cause its counsel to issue a legal opinion to the Transfer Agent or the Depositary promptly after the Effective Date (as defined below), or at such other time as any of the Unrestricted Conditions has been satisfied, if required by the Transfer Agent or the Depositary to effect the issuance of the Conversion ADSs, as applicable, without a restrictive legend or removal of the legend hereunder.  If any of the Unrestricted Conditions is met at the time of issuance of any of the Conversion ADSs, then such Conversion ADSs (or any such ADRs) shall be issued free of all legends.  The Company agrees that at such time as any of the Unrestricted Conditions is met or such legend is otherwise no longer required under this Section 2(d), it will, no later than one (1) Trading Day following the delivery by the Holder to the Company or the Depositary of ADRs representing the Conversion ADSs issued with a restrictive legend (or, if earlier, the expiration of the Standard Settlement Period following such delivery), deliver or cause to be delivered to such Holder certificates or ADRs (or electronic transfer) representing such Conversion ADSs that are free from all restrictive and other legends (or similar notations) or, if requested by the Holder, credit such Conversion ADSs (or cause such Conversion ADSs to be credited) to the account of the Holder’s prime broker with DTC.

(e)           Sale of Unlegended Shares.  The Holder agrees that the issuance of Conversion ADSs without any restrictive legends is predicated upon the Company’s reliance that the Holder will sell such Conversion ADSs pursuant to either the registration requirements of the Securities Act or an exemption therefrom, and that if such Conversion ADSs are sold pursuant to a registration statement, they will be sold in compliance with the plan of distribution set forth therein.

(f)          Notwithstanding anything herein to the contrary, the Company shall not permit the Depositary to deliver to the Holder, and shall instruct the Depositary not to deliver to the Holder, and the Holder may not acquire, a number of Conversion ADSs upon any conversion of this Note or otherwise acquire any ADSs pursuant hereto or the Credit Agreement, and any purported conversion of this Note into Conversion ADSs shall be null and void and treated as if never made (and in no event will the Holder have any voting rights with respect thereto, nor shall the Conversion ADSs carry any rights to receive notice of or to attend or vote at any general meeting of the Company), to the extent that upon such conversion, the number of Ordinary Shares then beneficially owned, including Ordinary Shares underlying ADSs beneficially owned, by the Holder and each of its Attribution Parties would exceed 9.9% (the “Maximum Percentage”) of the total number of Ordinary Shares then issued and outstanding (the “Beneficial Ownership Cap”).  For purposes of the foregoing sentence, the number of Ordinary Shares beneficially owned by the Holder and its Affiliates shall include the number of Ordinary Shares underlying the ADSs with respect to which such determination is being made, but shall exclude the number of Ordinary Shares underlying the Conversion ADSs which would be issuable upon (i) conversion of the remaining Principal of the Notes beneficially owned by the Holder or any of its Affiliates, and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Share Equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Attribution Parties. For purposes hereof, (w) the percentage beneficially owned by the Holder and its Attribution Parties shall be determined in a manner consistent with the provisions of Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder, and the Irish Regulatory Provisions, (x) in the event of any conflict between such provisions of the Exchange Act and the Irish Regulatory Provisions, the provisions of this paragraph shall be interpreted in a manner that would result in the lowest Beneficial Ownership Cap,(y) the ADSs issuable pursuant to the terms of this Note in excess of the Beneficial Ownership Cap shall not be deemed to be beneficially owned by the Holder for any purpose including for purposes of Section 13(d) of the Exchange Act and (z) provided always, the parties acknowledge and agree that in respect of any transfer, beneficial ownership in the Ordinary Shares will be considered to have transferred on the relevant trade date and not on the settlement date for such transfer.  For purposes hereof, the Holder may rely on the number of outstanding Ordinary Shares as set forth in the Company’s most recent annual report filed with the SEC, or any report filed by the Company with the SEC subsequent thereto, in each case, unless the Company has confirmed to the Holder the number of Ordinary Shares outstanding as provided in the next sentence (in which case the Holder may rely upon such confirmation).  Upon the written request of the Holder, the Company shall, within two (2) Trading Days, confirm orally and in writing to the Holder the number of Ordinary Shares then outstanding.  Each delivery of a Conversion Notice by the Holder will constitute a representation by the Holder that it has evaluated the limitation set forth in this paragraph and determined that the issuance of the full number of Conversion ADSs requested in such Conversion Notice is permitted under this paragraph.  The Holder may from time to time decrease the Maximum Percentage to any lower percentage by written notice delivered to the Company, with such decrease being effective upon such delivery or such later date as the Holder may specify in such notice.

(g)          HSR Submissions.  If the Holder determines that, in connection with the conversion of this Note, it and the Company are required to file Premerger Notification Reports with the Federal Trade Commission (the “FTC”) and the United States Department of Justice (“DOJ”) under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, and the related rules and regulations promulgated thereunder (collectively, the “HSR Act”), the Company and Holder (i) shall each file under the HSR Act within 30 Business Days of written notice from Holder to the Company that such filing is required, and (ii) shall cooperate with each other in preparing and making such filings and in responding to reasonable inquiries of the FTC and DOJ relating to such filings.  For the avoidance of doubt, the Holder shall bear all of its costs and expenses in connection with such submission, including any attorneys’ fees and filing fees associated therewith.

3.          Rights Upon Organic Change.

(a)          Organic Change. Any recapitalization, reorganization, reclassification, consolidation, merger, or any other transaction, in each case, that is effected in such a way that holders of ADSs are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to, or in exchange for, ADSs is referred to herein as an “Organic Change.”  Without limiting any other rights of the Holder under this Section 3 or any other provision of this Note, unless otherwise provided in writing by the Required Note Holders, prior to the consummation of any Organic Change, the Company will make appropriate provision (pursuant to written agreements in form and substance reasonably satisfactory to the Required Note Holders and approved by the Required Note Holders prior to the consummation of such Organic Change (such approval not to be unreasonably withheld or delayed)) to ensure that the Holder will thereafter have the right to acquire and receive, in lieu of the ADSs otherwise acquirable or receivable upon the conversion of this Note (without regard to the Beneficial Ownership Cap or any other restriction or limitation on conversion; provided that such written agreement shall contain a limitation on conversion comparable to the Beneficial Ownership Cap), such shares of stock, securities and/or assets (“Alternate Consideration”) as would have been issued or payable in such Organic Change with respect to, or in exchange for, the ADSs, and the Conversion Price shall be appropriately adjusted to reflect the Alternate Consideration paid, issued or delivered in respect of each outstanding ADS, including the applicable exchange ratio at which such Alternate Consideration was paid, issued or delivered for each outstanding ADS. The Company shall not effect any Non-Surviving Organic Change (as defined below), unless prior to the consummation thereof, the Acquiring Entity (as defined below) provides a written agreement (in form and substance reasonably satisfactory to the Holder) and approved by Holder prior to the consummation of such Non-Surviving Organic Change (such approval not to be unreasonably withheld, conditioned or delayed) to deliver to the Holder, upon conversion of this Note, the Alternate Consideration at a Conversion Rate determined in a manner consistent with this paragraph.  For purposes of this Note, “Non-Surviving Organic Change” means any Organic Change following which the Company is not a surviving entity or as a result of which the holders of the ADSs are entitled to receive stock or other securities of a new Parent Entity, but excluding for avoidance of doubt, any such Organic Change in which the consideration payable in respect of the ADSs is limited to cash; and “Acquiring Entity” means the Person purchasing assets of the Company in a Non-Surviving Organic Change or the Successor Entity resulting from any Non-Surviving Organic Change.

4.          Reserved.

5.          Voting Rights.  Except as required by law and without prejudice to section 2(f), the Holder shall have no voting rights with respect to any of the Conversion ADSs until the Conversion ADSs are issued.

6.          Certain Provisions Related to ADSs Issued Hereunder.

(a)          Sufficient Ordinary Shares.  The Company shall at all times reserve and keep available out of its authorized but unissued Ordinary Shares, together with the requisite disapplication of any pre-emption rights in respect of such Ordinary Shares, solely for the purpose of effecting conversions of this Note to ADSs, such number of Ordinary Shares as shall from time to time be sufficient to effect the conversion of the entire Principal convertible under this Note to ADSs (without giving effect to the Beneficial Ownership Cap); and if at any time the number of authorized but unissued Ordinary Shares shall not be sufficient to effect the conversion of the entire Principal convertible under this Note to ADSs and/or the Company does not have the requisite disapplication of any pre-emption rights in respect of such ADSs, the Company will take all such corporate actions as may be necessary to increase its authorized but unissued Ordinary Shares to such number of shares as shall be sufficient for such purpose and/or obtain the requisite approval for the disapplication of pre-emption rights and, for the avoidance of doubt, without prejudice to any provisions of this Note concerning the consequences of the Company’s failure to timely convert (including section 2(c)(v)), the Company shall not be required to effect the conversion of any amount of Principal convertible under this Note to ADSs (or issue any Ordinary Shares in respect thereof) until such corporate action has been taken.

(b)          U.S. Biopool shall pay-up the Ordinary Shares representing the Conversion ADSs, or procure that the Ordinary Shares are paid-up by another non-Irish subsidiary of the Company, in full in cash (as defined in section 64(3) of the Irish Companies Act 2014 (as amended)), including, if applicable, any additional paid in capital (so as to be validly issued for the purposes of the requirements of the Companies Act).  The Company and U.S. Biopool shall notify the Holder as soon as practicable if there is any reason to suspect that U.S Biopool or another non-Irish subsidiary of the Company will not be able to pay-up at least the nominal value of any Ordinary Shares that could be required to be issued by the Company pursuant to this Note. If, for any reason the U.S. Biopool or another non-Irish subsidiary of the Company is legally prohibited from paying-up the Ordinary Shares in full to at least their nominal value (for example, upon certain events of bankruptcy, insolvency or examinership), the Holder shall be entitled to but shall not be obliged to pay the nominal value per Ordinary Share  ($0.0001) in cash (as defined in section 64(3) of the Irish Companies Act 2014 (as amended)), and, in such circumstances, subject to receipt of such payment (which, for the avoidance of doubt, may take the form of an undertaking  to pay cash on demand or at an identified or identifiable future date provided that the directors of the Company have no reasonable grounds for suspecting that the undertaking not be complied with), the Company shall issue the Ordinary Shares fully paid to that amount and Holder shall receive validly issued Conversion ADSs in respect thereof.  For the avoidance of doubt, without prejudice to any provisions of this Note concerning the consequences of the Company’s failure to timely convert (including section 2(c)(v)), the Company shall not be required to issue any Ordinary Shares until such shares have been paid up in full to at least their nominal value in cash (as defined in section 64(3) of the Irish Companies Act 2014 (as amended)). The Company shall not issue any partly paid up Ordinary Shares pursuant to this Note.

(c)          Notwithstanding anything to the contrary in either this Note or the Credit Agreement but without prejudice to any consequences pursuant to this Note or the Credit Agreement for any failure by the Company to issue any Ordinary Shares, in no circumstances shall the Company or any other Irish subsidiary of Company be required to guarantee or otherwise cover the U.S. Biopool’s obligation to pay-up or procure the payment-up of the Ordinary Shares to at least their nominal value upon conversion of conversions of any Note.

7.          No Violation.  The Company covenants and agrees that, upon any conversion of this Note, all ADSs and Ordinary Shares allotted and issued upon such conversion shall be duly and validly issued, fully paid and non-assessable (to the extent applicable) and not subject to preemptive rights, rights of first refusal or similar rights of any Person nor have required shareholder approval prior to issuance pursuant to the Companies Act or the constitution of the Company. The Company and the Borrowers shall take all such actions as may be necessary to ensure that all such Conversion ADSs (and the underlying Ordinary Shares) are issued as fully paid and non-assessable and without any rights of preemption in favor of any other person and without violation by the Company or the Borrowers of any applicable law or governmental regulation or of any requirements of any securities exchanges and trading markets upon which Ordinary Shares, ADSs, or other securities constituting Conversion ADSs or into which such Conversion ADSs may be converted or exchanged may be listed or traded at the time of such exercise. Save to the extent the Holder elects (in its absolute discretion) to pay the nominal value per Ordinary Share in the manner contemplated by Section 6(b), the Company and the Borrowers hereby irrevocably and unconditionally waive any future claim or right of action whatsoever and release and forever discharge the Holder from any and all liability in respect of any amount which may be deemed to be unpaid on any Conversion ADSs (and the underlying Ordinary Shares).

8.          Amendment; Waiver.  Subject to Section 13.04 of the Credit Agreement, the terms and provisions of this Note shall not be amended or waived except in a writing signed by the Company and the Required Note Holders. Without limiting the foregoing, no amendment to Section 2(f) shall become effective prior to the 61st date following the date such writing is approved. For the avoidance of doubt, any amendment or waiver of the terms and provisions of this Note that would require the consent of the Lenders under Section 13.04 of the Credit Agreement shall be ineffective unless such consent is obtained.

9.          Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief.  The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note, the Credit Agreement, at law or in equity (including a decree of specific performance and/or other injunctive relief).  No remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy, and nothing herein shall limit the Holder’s right to pursue actual damages for any failure by the Company to comply with the terms of this Note.  The Company covenants to the Holder that, except as may be set forth in the Credit Agreement, there shall be no characterization concerning this instrument other than as expressly provided herein.  Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder thereof and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof).  The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate.  The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

10.          Specific Shall Not Limit General; Construction.  No specific provision contained in this Note shall limit or modify any more general provision contained herein.  This Note shall be deemed to be jointly drafted by the Company and all acquirors of Notes pursuant to the Credit Agreement and shall not be construed against any Person as the drafter hereof.

11.          Failure or Indulgence Not Waiver.  No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

12.          Notices.  Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with Section 13.02 of the Credit Agreement.

13.          Transfers of Notes.

(a)          Registration or Exemption Required.  This Note has been issued in a transaction exempt from the registration requirements of the Securities Act and exempt from state registration or qualification under applicable state laws.  None of this Note or the Conversion ADSs or the Ordinary Shares represented thereby may be pledged, transferred, sold, assigned, hypothecated or otherwise disposed of except pursuant to an effective registration statement for those Ordinary Shares under the Securities Act or pursuant to an exemption from registration under the Securities Act, including pursuant to Rule 144 under the Securities Act or pursuant to a private sale effected under Section 4(a)(7) of the Securities Act or applicable formal or informal SEC interpretation or guidance, such as a so-called “4(a)(1) and a half” sale.

(b)          Assignment.  Subject to Section 13.05 of the Credit Agreement and to Section 13(a), the Holder may sell, transfer, assign, pledge, hypothecate or otherwise dispose (collectively, “Transfer”; and “Transferee” shall have a correlative meaning) of this Note, in whole or in part.  Subject to Section 2(c)(vi), the Holder shall deliver a written notice to Company, substantially in the form of the Assignment attached hereto as Exhibit C, indicating the Person or Persons to whom the Note shall be Transferred and the respective principal amount of the Note to be Transferred to each assignee.  The Company shall effect the Transfer within two (2) Trading Days and shall deliver to the assignee(s) designated by Holder a Note or Notes of like tenor and terms for the appropriate principal amount and the Administrative Agent shall notate such Transfer on the Register. This Note may be Transferred only upon notation of such Transfer on the Register, and no Transfer thereof shall be effective until recorded therein.  Until there has been a valid Transfer of this Note and of all of the rights hereunder by the Holder in accordance with this Note, the Company shall deem and treat the Holder as the absolute beneficial owner and holder of this Note and of all of the rights hereunder for all purposes (including for the purpose of receiving all payments to be made under this Note). This Note and the rights evidenced hereby shall inure to the benefit of and be binding upon the successors and assigns of the Holder.  The provisions of this Note are intended to be for the benefit of all Holders from time to time of this Note, and shall be enforceable by any such Holder.

14.          Obligations of the Company and the Borrowers.  The Company hereby covenants and agrees that the Company will not, by amendment of its constitution, memorandum of association, bylaws, other constituent documents or the Deposit Agreement or, through any reorganization, transfer of assets, consolidation, merger, amalgamation, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note or otherwise intentionally materially adversely affect the rights or remedies to which the Holder is entitled hereunder or take any other action that has the purpose or effect of circumventing any of the rights or remedies of the Holder under this Note, including Section 3, and will at all times in good faith carry out all the provisions of this Note and take all action as may be required to protect the rights of the Holder.  Without limiting the generality of the foregoing, the Company and the Borrowers shall take all such actions as may be necessary or appropriate in order that the Conversion ADSs, and all Ordinary Shares represented by the Conversion ADSs, will be validly issued, fully paid and non-assessable, and will be issued free from all rights of pre-emption, taxes, lien and charges with respect to the issuance thereof.

15.          Payment of Collection, Enforcement and Other Costs.  If (a) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding; or (b) an attorney is retained to represent the Holder in any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors’ rights and involving a claim under this Note, then the Company shall pay the reasonable, documented, out‑of‑pocket costs incurred by the Holder for such collection, enforcement or action, including reasonable attorneys’ fees and disbursements. All such amounts shall constitute “Obligations” under the Credit Agreement and shall be payable and applied in accordance with the Credit Agreement (including Sections 4.01(b) and 13.03 therein).

16.          Cancellation.  After all Principal, Interest and other amounts at any time owed under, or on account of, this Note has been paid in full or converted into Ordinary Shares represented by ADSs in accordance with the terms hereof, this Note shall automatically be deemed cancelled, shall be surrendered to the Company for cancellation and shall not be reissued.

17.          Waiver of Notice.  To the extent permitted by law, the Company hereby waives demand, notice, presentment, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Credit Agreement.

18.          Governing Law.  THIS NOTE AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER, AND ALL CLAIMS, DISPUTES AND MATTERS ARISING HEREUNDER OR RELATED HERETO, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS EXECUTED IN AND TO BE PERFORMED ENTIRELY WITHIN THAT STATE, WITHOUT REFERENCE TO CONFLICTS OF LAWS PROVISIONS (OTHER THAN SECTION 5‑1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

19.          Interpretative Matters.  Unless the context otherwise requires, (a) all references to Sections or Exhibits are to Sections or Exhibits contained in or attached to this Note, (b) each accounting term not otherwise defined in this Note has the meaning assigned to it in accordance with GAAP, (c) words in the singular or plural include the singular and plural and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter and (d) the use of the word “including” in this Note shall be by way of example rather than limitation.  All cash payments to be made pursuant to this Note shall be made in Dollars.

20.          Execution.  A facsimile, telecopy, PDF or other reproduction of this Note may be delivered by the Company, and an executed copy of this Note may be delivered by the Company by facsimile, email or other similar electronic transmission device pursuant to which the signature of or on behalf of the Company can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes.  The Company hereby agrees that it shall not raise the execution of facsimile, PDF or other reproduction of this Note, or the fact that any signature was transmitted by facsimile, email or other similar electronic transmission device, as a defense to the Company’s execution of this Note.  Notwithstanding the foregoing, the Company shall be required to deliver an originally executed Note to the Holder (or its designee).

[Signature page follows]

IN WITNESS WHEREOF, the undersigned have caused this Senior Convertible Note to be duly executed as of the date first set forth above.

Trinity Biotech PLC

By: /s/ John Gillard
Name: John Gillard
Title: Chief Executive Officer

Trinity Biotech, Inc.
Clark Laboratories, Inc. (d/b/a Trinity Biotech (USA))
MarDx Diagnostics, Inc.
Biopool U.S., Inc. (d/b/a Trinity Biotech
Distribution)
Primus Corporation
IMMCO Diagnostics, Inc.
TRIB Biosensors Inc.

By: /s/ John Gillard
Name: John Gillard
Title: Treasurer